UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	14 October 2015

Number	20/15

CREATING VALUE THROUGH MARKETING EXCELLENCE

BHP Billiton President Marketing, Arnoud Balhuizen today outlined how the Company’s Marketing organisation is uniquely positioned to create value for shareholders by building on BHP Billiton’s scale, diversification and high quality products.

Mr Balhuizen highlighted how the Marketing organisation:

•	Connects the Company’s resources to market, using its technical and commercial expertise to ensure products are placed with the right customers for the best price.

•	Increases efficiency across the supply chain, maximising the returns from existing infrastructure investments.

•	Provides deep economic and commodity market insight to guide the Company’s strategic investment decisions.

•	Improves productivity across the portfolio by using its centralised model to help rapidly replicate best practice.

Mr Balhuizen said: “Our Marketing organisation creates substantial value for BHP Billiton shareholders by linking our operations and our customers. Singapore is an important world economic and trading centre, offering access to a highly skilled marketing workforce. Proximity to our key Asian customers, who account for nearly seventy per cent of BHP Billiton’s revenue, also enables us to gain on the ground market insight.

“We have helped transform markets by leading the move away from benchmark pricing and supporting the development of transparent price indices. We remain focused on minimising our cost base through the effective management of working capital and will continue to support productivity improvements in the rest of BHP Billiton.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Investor Relations

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Follow us on social media

Singapore
Creating value through marketing excellence
Arnoud Balhuizen President Marketing
14 October 2015
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP
Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Arnoud Balhuizen, President Marketing, 14 October 2015 Slide 2

Creating value through marketing excellence
bhpbilliton
resourcing the future
Marketing Value Drivers
Sustainability
Productivity
Portfolio
Our people, culture and highly centralised model
Arnoud Balhuizen, President Marketing, 14 October 2015 Slide 3

Our journey
Leading transformation in commodity markets
bhpbilliton
resourcing the future
BHP and Billiton merger
Launch of globalCOAL (thermal coal)
Shift to index pricing (bulks and freight)
Launch of globalORE
Launch of globalCOAL
(met coal)
2001 2003 2005 2007 2009 2011 2013 2015
Dual hub marketing model The Hague and Singapore
Integration of onshore shale gas marketing Singapore and Houston hubs
South32 demerger
Sales by region
(Total sales, copper equivalent units1)
Asia
North America
Europe
ROW
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15
1. Copper equivalent production based on FY15 realised prices. Sales based on equity volumes.
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 4

Our simpler centralised organisation
Accelerating best practice
bhpbilliton
resourcing the future
We connect the resource to market
Post-demerger, we continue to maximise the advantages of our centralised structure
– aggregating and driving efficiency
– optimising our global book
– applying best-in-class risk management
– leveraging market intelligence from diverse product markets and customer sectors
In FY15 Marketing managed
– US$44.6 billion of sales1
– US$3.0 billion of supply chain costs2
We create substantial value through rapid replication of best practice across our diverse portfolio
1. FY15 Group revenue.
2. Includes freight and pipeline costs.
Customers
Construction
Consumer durables
Transport
Power and electronics
Machinery
Other
Industry & feedstock
Heating
Market analysis
Sales
Credit and risk
Freight
Operations
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 5

Our locations
Global footprint with strength in diversity
bhpbilliton
resourcing the future
Houston Hub
London
Santiago
Delhi
Tokyo
Shanghai
Singapore Hub
Brisbane
Perth
Adelaide
Bubble indicates marketing office locations.
Bubble size indicative of # personnel.
Our dual marketing hubs in Singapore and Houston are strategically located – close to our customers
Marketing diversity
50% Female
34 Different nationalities
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 6

Safety is our first priority
Marketing is accountable for product stewardship
Sustainability
bhpbilliton
resourcing the future
In FY15 we had no significant HSE events as we
– moved ~220 Mt of freight1,2
– chartered over 1,710 vessels2
– handled hazardous materials
We drive the continuous improvement of industry standards, working with industry and governments
– Transportable Moisture Limits
– ship vetting procedures through RightShip
Managing supply chain risks globally to avoid incidents and interruptions to our customers
1. Moved tonnes includes only freight managed by BHP Billiton.
2. Includes discontinued operations.
Port Hedland
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 7

Revenue enhancement
We deliver a competitive revenue line
Productivity
bhpbilliton
resourcing the future
Optimise product placement to customers through deep technical understanding of
– our customer’s operations
– the value of our product performance
Achieving the best price
– driving transparent pricing to enable full value recognition of our high-quality resources
Iron ore pricing has evolved
– we were at the forefront of the transition from benchmark to index pricing
– this allowed us to capture the geographic competitive advantage in freight between Australia and Brazil
Leading market transformation to capture full value for our quality resources
1. Spot price sources: Platts 62% Fines CFR and Tangshan 66% concentrate.
2. Annual benchmark source: TEX report.
3. Source: Baltic exchange.
Indexation created price transparency in iron ore.
(US$/dmt1,2)
200 150 100 50 0
CY00
CY05
CY10
CY15
Discontinued
Spot price - fines
Spot price - concentrate
Annual benchmark price
... allowing us to capture the freight cost advantage
(C3 and C5 freight indices3, US$/dmt)
100 75 50 25 0
CY08 CY09 CY10 CY11 CY12 CY13 CY14 CY15
C3 Brazil - China
C5 W Australia - China
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 8

Resource maximisation
Driving value maximisation of our Tier 1 resource base
Productivity
bhpbilliton
resourcing the future
We translate our customer needs into clear actions for our operations, to enable optimisation of mine planning…
... and debottlenecking of the supply chain for end-to-end efficiency (mine to customer)
– “never an empty berth”
– “maximise loader utilisation”
– “minimise vessel turnaround time”
Allowing us to accelerate the right resource to market
Maximising the returns from our existing infrastructure
Jimblebar
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 9

Cost reduction
We maximise Group returns by minimising our cost base
Productivity
bhpbilliton
resourcing the future
Capital is allocated to the highest return options in our portfolio
– no ownership of vessels1
– trading of third party products is a low margin business
Superior working capital performance
– optimised customer portfolio allows shorter supply chains and less working capital
Improving productivity through simplification
– aligning systems, processes and organisational structures enables benchmarking and best-practice
Ensuring that capital is allocated where the greatest return is achieved
1. No ships wholly owned by BHP Billiton.
2. BHP Billiton figures include discontinued operations prior to FY15.
3. Peer group includes Rio Tinto, Anglo American and Vale.
4. Marketing overheads per copper equivalent unit of equity sales using FY15 realised price, includes discontinued operations.
Superior working capital management
(inventory/total revenue2)
0.13 0.11 0.09 0.07 0.05
FY01 FY03 FY05 FY07 FY09 FY11 FY13 FY15
BHP Billiton
Peer group average3
Driving productivity through the cycle
(US$/t of copper equivalent unit sold4, index FY12=100)
100 80 60 40 20 0
FY12 FY13 FY14 FY15
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 10

Continuous improvement
Building on our achievements
Productivity
bhpbilliton
resourcing the future
In a highly competitive and cyclical industry, continuous improvement is essential
We are ‘hard-wired’ to drive improvement every day, with a dedicated analysis and improvement function
We identify and prioritise opportunities that are aligned with our key value drivers revenue enhancement
resource optimisation
cost reduction
Our productivity pipeline has delivered substantial value, with more to come
1. Represents the single largest initiative in each business.
2. Number of export orders fulfilled electronically without paper.
Marketing contributes to business productivity1
(cumulative contribution to free cash flow, US$ million)
1000 800 600 400 200 0
Petroleum Iron Ore Copper Coal
FY16e FY17e FY18e FY19e FY20e
Leading automation through eDocumentation
(paperless transactions2, %)
60 40 20 0
Achieved
Target
FY14 FY15 FY16e FY17e

Arnoud Balhuizen, President Marketing, 14 October 2015	Slide 11

Portfolio
Strategic insight about commodity markets
Portfolio
bhpbilliton
resourcing the future
We leverage our global footprint and diverse knowledge base to inform our outlook on commodity markets
Our holistic approach to analysis ensures integrated views across commodities global and regional economic drivers
demand sector intelligence
commodity forecasts
Scenarios are used to understand key uncertainties, and test the resilience of our portfolio and investment options
Providing insights to enable strategic decisions
Carbon
Energy
Copper
Steel
Potash
Freight
Crude oil
Gas
Thermal coal
Uranium
Iron ore
Hard coking coal

Arnoud Balhuizen, President Marketing, 14 October 2015	Slide 12

Creating value through marketing excellence
bhpbilliton
resourcing the future
Marketing Value Drivers
Sustainability
Productivity
Portfolio
Our people, culture and highly centralised model
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 13

Case studies
bhpbilliton
resourcing the future

Sustainability
Case Study: RightShip
Setting the standard for vessel safety
bhpbilliton
resourcing the future
Prior to 2001, there was no visibility of vessel performance based on a common set of vetting standards
BHP Billiton led efforts with key industry peers in October 2001 to form RightShip
– independent ship vetting company
– ISO9001 and ISO27001 certified
– operating in 40 countries
– over 250 customers globally
– conducted 35,847 vets in 2014
Today RightShip rating is the standard across the minerals industry
Driving improvements in safe operations globally
Hay Point Coal Terminal
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 15

Productivity
Case Study: Metallurgical coal
Growing the high-value tonnes
bhpbilliton
resourcing the future
The coal market comprises multiple product qualities, each with its own intrinsic value to our customers
Our product placement strategies maximise the benefits for our business and our customers
– specific product qualities
– importance of supply stability
– low level of impurities (e.g. ash)
In FY15, 71% of our growth volume was placed with customers who can extract the most value from our quality products
Improving our profitability through product placement
PMV1 volume placement FY14 vs FY15
(share of customer purchases, %)
100
80
60
40
20
0
71% of growth tonnes in
FY15 placed in Q1/Q2
segments
Higher value
Lower value
Customer value segment
BHP Billiton share FY14
BHP Billiton share FY15
Competitors’ share FY15
1. PMV – Premium mid volatility coking coal.
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 16

Productivity
Case Study: Copper
Optimising value-in-use based on customer requirements
bhpbilliton
resourcing the future
The value of Escondida’s concentrate to customers depends on individual smelter constraints and our grade relative to others
Value in use (VIU) is mainly determined by the composition of the copper concentrate
– copper grade
– slag to copper ratio
– sulphur to copper ratio
– impurities
– precious metals
Based on deep VIU knowledge, we optimise grades and recoveries at Escondida based on customer requirements
Turning our resource into the most valuable product for the market
Delivering premium prices for Escondida concentrate
(Escondida TCRC premium or discount at various smelters1)
Discount Premium
Lower slag improves smelter metal recoveries
(slag to copper ratio)
5
4
3
2
1
0
Escondida
1. Escondida’s copper concentrate TCRC premium or discount versus peer benchmark for 19 smelters in Chile, China, Germany, India, Korea, Japan and Philippines.
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 17

Productivity
Case Study: US condensate
Creating market access
bhpbilliton
resourcing the future
Processed condensate is distilled to remove light hydrocarbons, differentiating it from US non-exportable ‘crude oil’
Working with regulators, BHP Billiton was the first company to export processed condensate through ‘self-classification’
This drove access to international markets for our Onshore US business, in compliance with export requirements
Exports have resulted in a relative price uplift of more than US$4/bbl
Pursuing opportunities to capture the best price for our products
Eagle Ford condensate export uplift
(US$/bbl1)
8
6
4
2
0
Dec 14
Jan 15
Feb 152
Mar 15
Apr 15 May 15 Jun 15 Jul 15 Aug 15
1. Net back price uplift.
2. Due to narrowing of the Brent – WTI price differential in February 2015, higher prices were achieved domestically rather than exporting.
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 18

Productivity
Case Study: Iron Ore
Debottlenecking the port
bhpbilliton
resourcing the future
Our operations at Port Hedland are a critical link in our Western Australia Iron Ore (WAIO) supply chain
Marketing has worked closely with WAIO on multiple initiatives to manage product quality while driving improvement
– adapting the vessel fleet mix to improve throughput and reduce turnaround times
– increasing direct to ship (DTS) ore
These initiatives have enabled increases in throughput and cost reduction with minimal capital spend
– incremental capacity increase of >8 Mtpa
– ship turnaround time reduction of 18% compared to FY13
Playing a critical role in maximising supply chain throughput
WAIO direct to ship loading
(% of inflow loaded direct to vessels without yard stacking)
50
40
30
20
FY11 FY12 FY13 FY14 FY15
Vessel turnaround time
(Port Hedland, vessel TAT average days, index FY13=100)
110
100
90
80
70
down 18%
FY13 FY14 FY15
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 19

Productivity
Case Study: Freight
A competitive cost advantage
bhpbilliton
resourcing the future
We are a significant player in global freight
– ~7% of world seaborne dry bulk volumes
– chartered over 1,710 vessels1 in FY15
Based on our deep understanding of the market, our chartering strategy drives cost reduction
– we anticipated industry oversupply, avoiding long-term deals at the height of the market
– leverage our scale, chartering larger vessels to reduce unit cost
Freight costs ~20% lower than our Australian based peers
1. Includes discontinued operations.
2. Peer figures derived from Clarksons, the Baltic Exchange and other Market Intelligence.
3. H2 FY15.
Freight book for Iron Ore shipments
(% of methodology)
100
80
60
40
20
0
45
54
60
15
25
40
33
27
BHP Billiton Peer2 Peer2
Fixed price Index linked Spot market
Freight cost comparison for Iron Ore3
(indexed BHP Billiton = 100)
125
100
75
BHP Billiton Peer2 Peer2
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 20

Portfolio
Case Study: Portfolio
Understanding future commodity trends
bhpbilliton
resourcing the future
We have exposure to bulk commodities, metals and energy markets across our diverse portfolio
Our robust market outlook is based on a granular understanding of key global trends
– technological innovation
– sectoral consumption patterns
– evolving policy landscape
Proprietary analysis underpins our understanding of complex dynamics such as product substitution and recycling
Deep and structured analysis providing a foundation for our commodity outlook
Copper demand analysis – driver tree
China Demand
Power infrastructure
Construction
Consumer durables
Transportation
Capital goods
Other
Distribution cable
Generators
Transformers
Others
Incremental
length
Copper intensity
# of units
Copper intensity
F
GDP
Power cable
coefficient
Legend
Addition
Multiplication
F Function
Example breakdown for power sector
Arnoud Balhuizen, President Marketing, 14 October 2015
Slide 21

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 14, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary